

Mail Stop 7010

January 14, 2008

Mr. Dale E. Williams
Executive VP, CFO and Secretary
Tempur-Pedic International Inc.
1713 Jaggie Fox Way
Lexington, KY 40511

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the period ended September 30, 2007**
> **Schedule 14A filed April 3, 2007**
> **File No. 1-31922**

Dear Mr. Williams:

　　We have reviewed your response and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 8 – Financial Statements

Consolidated Statements of Stockholders' Equity, page F-5

2. We have reviewed your response to prior comment 7 of our comment letter dated November 13, 2007. It appears that your proposed disclosure presents a column showing the changes in the number of common shares <u>outstanding</u>. Please instead present changes in the number of common shares <u>issued</u> in this column. Alternatively, revise the caption so that it is clearly labeled as shares outstanding, since most companies present changes in shares issued in this column.

<u>DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 3, 2007</u>

Compensation Discussion and Analysis, page 15

3. We partially reissue comment 17 of our comment letter dated November 13, 2007. To the extent you believe that disclosure of specific targets or performance objectives is not required because it would result in competitive harm such that you may exclude this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.

4. We reissue comment 20 of our comment letter dated November 13, 2007.

*   *   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Craig Slivka, Staff Attorney, at (202) 551-3729 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief